UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Oncorus, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
 (Title of Class of Securities)

68236R103
 (CUSIP Number)

November 22, 2021
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236R103	Page 2 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Ventures Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
1,067,093

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
1,067,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,067,093

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.13%*

12	TYPE OF REPORTING PERSON:
PN

* Based on 25,809,006 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 68236R103	Page 3 of 8

1	NAMES OF REPORTING PERSONS:
Arkin Bio Venture Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
1,067,093

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
1,067,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,067,093

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.13%*

12	TYPE OF REPORTING PERSON:
CO

* Based on 25,809,006 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

CUSIP No. 68236R103	Page 4 of 8

1	NAMES OF REPORTING PERSONS:
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)☐
(b)☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
399,996

	6	SHARED VOTING POWER:
1,067,093

	7	SOLE DISPOSITIVE POWER:
399,996

	8	SHARED DISPOSITIVE POWER:
1,067,093

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,467,089

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
5.68%*

12	TYPE OF REPORTING PERSON:
IN

* Based on 25,809,006 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

Item 1.	(a)	Name of Issuer: Oncorus, Inc.

(b)	Address of Issuer's Principal Executive Offices:

50 Hampshire Street, Suite 401
Cambridge, Massachusetts 02139

Item 2.	(a)	Name of Person Filing:

Arkin Bio Ventures Limited Partnership

Arkin Bio Venture Partners, Ltd.

Moshe Arkin

(b)	Address of Principal Business Office:

6 Ha’Choshlim St., Building C, 6th Floor
Herzliya Pituach 46724
Israel

(c)	Citizenship or Place of Incorporation:

Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

M15629104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•	1,067,093 shares of Common Stock, representing a total of 4.13% of the total shares of Common Stock outstanding, are held directly by Arkin Bio Ventures Limited Partnership.

•	399,996 shares of Common Stock, representing a total of 1.54% of the total shares of Common Stock outstanding, are held by Mr. Moshe Arkin through his individual retirement account.

Arkin Bio Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it, as described below.

As the general partner of Arkin Bio Ventures Limited Partnership, Arkin Bio Venture Partners, Ltd. may be deemed to be the indirect beneficial owner of the 1,067,093 shares of Common Stock beneficially owned by Arkin Bio Ventures Limited Partnership, which represents approximately 4.13% of the number of shares of Common Stock outstanding. Arkin Bio Venture Partners, Ltd. has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Ventures Limited Partnership.

As the sole shareholder and sole director of Arkin Bio Venture Partners, Ltd., Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,067,093 Common Stock beneficially owned by Arkin Bio Ventures Limited Partnership, which represents approximately 4.13% of the number of shares of Common Stock outstanding.  Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Arkin Bio Ventures Limited Partnership.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 2, 2021

Arkin Bio Ventures Limited Partnership By its General Partner, Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director Arkin Bio Venture Partners, Ltd.
/s/ Moshe Arkin Name: Moshe Arkin Title: Director
/s/ Moshe Arkin Moshe Arkin